FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 7, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF S.A. CNPJ 01.838.723/0001-27 A Publicly Listed Company	JBS S.A. CNPJ 02.916.265/0001-60 A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

BRF - Brasil Foods S.A. (“BRF” - Bovespa: BRFS3; NYSE: BRFS) and JBS S.A, (“JBS” - Bovespa: JBSS3) through its subsidiary, JBS Aves Ltda, wishes to inform the market and its shareholders that they have today signed an Agreement of Sale with Suspensive Conditions and Other Covenants as follows:

1.                  Once the Suspensive Conditions have been verified, BRF undertakes to sell and JBS  undertakes to acquire the Ana Rech Industrial Unit located in the state of Rio Grande do Sul, (pork processing plant and poultry farms), the Biological Assets and the Pending Real Estate denominated Granja André da Rocha, situated in the municipality of Nova Prata, state of Rio Grande do Sul.

2.                  JBS shall pay to BRF  the total amount of R$ 200,000,000.00 (two hundred million reais) for the Total Assets, the said amount to be allocated as follows:

(i)                  R$ 120,000,000.00 (one hundred and twenty million reais) for the Ana Rech Industrial Unit and the Pending Real Estate; and

(ii)                      R$ 80,000,000.00 (eighty million reais) for the Biological Assets, equivalent to approximately 491 thousand hogs as of this date.

(iii)               The Total Price shall be paid in 50 (fifty) monthly and consecutive installments, each installment amounting to R$4,000,000.00 (four million reais). The first installment shall expire on the date falling 6 (six) months after the signature date of the definitive agreements of sale of the Ana Rech Industrial Unit and the Granja André da Rocha. Interest shall be added to the installments calculated according to the variation of the DI (Interbank Deposit) Rate on a daily pro-rata basis from the signature date of this Agreement to the date of the effective payment.

3.                  The conclusion of the operation is contingent on the implementation of certain suspensive conditions, among which the express authorization of the Brazilian Anti-Trust Authorities - CADE. The companies shall keep the market notified on each  new stage of this transaction.

São Paulo, May 7, 2013.

Leopoldo Viriato Saboya	Jerry O´Callaghan
BRF S.A.	JBS S.A.
Chief Financial, Administrative and Investor Relations Officer	Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 7, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director